SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 March  2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 26 February 2016
99.2	Director/PDMR Shareholding dated 29 February 2016
99.3	Total Voting Rights dated 01 March 2016
99.4	Director/PDMR Shareholding dated 01 March 2016
99.5	Director/PDMR Shareholding dated 03 March 2016
99.6	Holdings(s) in Company dated 14 march 2016
99.7	Director/PDMR Shareholding dated 16 March 2016

99.1

26 February 2016

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

1.
In respect of the conditional rights over ordinary shares of InterContinental Hotels Group PLC (the "Company") awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on 25 February 2016 that, following the vesting on 24 February 2016 of the LTIP award for the period ended 31 December 2015, the following numbers of shares (net of income tax and social security liabilities) were released for no consideration to the following directors and other PDMRs:

Net number of
Directors	shares awarded
Paul Edgecliffe-Johnson	7,346
Richard Solomons	20,188

Other PDMRs
Keith Barr	8,610
Angela Brav	8,332
Lori Gaytan	5,953
Elie Maalouf	2,978
Kenneth Macpherson	5,990
Eric Pearson	8,029
Jan Smits	17,525
George Turner	7,372

2.
On 23 February 2016, the Company transferred 903,600 ordinary shares from its treasury account to the Trustees of the InterContinental Hotels Group Employee Share Ownership Trust for no consideration. As at 26 February 2016, the Company's issued share capital consisted of 247,655,712 ordinary shares of 15 265/329 pence each and the Company held 10,634,856 ordinary shares in Treasury. Therefore the total number of voting rights in the Company was 237,020,856.

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Notes to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg andwww.youtube.com/ihgplc.

99.2

29 February 2016

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

In respect of the conditional rights over ordinary shares awarded to a number of participants in the Company's Annual Bonus Plan in respect of the 2012 financial year, the Company was notified that the following numbers of deferred Ordinary Shares (net of income tax and social security liabilities) were, on 25 February 2016, transferred for no consideration from the Company's Employee Share Ownership Trust to the following directors and other PDMRs:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	1,881
Richard Solomons	12,485

Other PDMRs
Keith Barr	4,749
Angela Brav	4,066
Lori Gaytan	2,254
Eric Pearson	5,187
Jan Smits	8,452
George Turner	4,516

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Notes to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg andwww.youtube.com/ihgplc.

99.3

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 29 February 2016, its issued share capital consists of 247,655,712 ordinary shares of 15 265/329 pence each with each share carrying the right to one vote. 10,634,856 ordinary shares are held in Treasury. Therefore, the total number of voting rights in the Company is 237,020,856.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

99.4

1 March 2016

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions by directors, persons discharging managerial responsibility ("PDMRs") or connected persons

On 1 March 2016, the Company was notified that, on 29 February 2016, the following directors and other PDMRs were awarded rights over the numbers of ordinary shares of 15 265/329 pence in the Company ("Ordinary Shares") for no consideration under the Company's Annual Performance Plan in respect of the 2015 financial year as shown below:

Directors	No. of Ordinary Shares
Paul Edgecliffe-Johnson	13,280
Richard Solomons	22,866

Other PDMRs
Keith Barr	11,643
Angela Brav	10,891
Lori Gaytan	3,182
Elie Maalouf	12,972
Kenneth Macpherson	8,701
Eric Pearson	10,792
Jan Smits	8,181
George Turner	8,661

The awards are conditional and a participant's award may be forfeited if he/she ceases employment with the Group before 1 March 2019.

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):    +44 (0)1895 512 000

Notes to Editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg andwww.youtube.com/ihgplc.

99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the issuer	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

(i)    KEITH BARR - PDMR, CHIEF COMMERCIAL OFFICER
(ii)   ANGELA BRAV - PDMR, CHIEF EXECUTIVE OFFICER, EUROPE
(iii)  PAUL EDGECLIFFE-JOHNSON, CHIEF FINANCIAL OFFICER
(iv)   KENNETH MACPHERSON - PDMR, CHIEF EXECUTIVE OFFICER, GREATER CHINA
(v)    ERIC PEARSON - PDMR, EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER
(vi)   JAN SMITS - PDMR, Chief Executive OFFICER, Asia, Middle East and Africa
(vii)  GEORGE TURNER - PDMR, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY

			(i) N/A (ii) N/A (iii) ESTHER MAI JOHNSON (iv) N/A (v) KELLY A PEARSON (vi) N/A (vii) DARIA TURNER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 AND 4 ABOVE		ORDINARY SHARES OF 15 265/329 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

(i)    KEITH BARR - 131,668
(ii)   ANGELA BRAV - 129,430
(iii)  PAUL EDGECLIFFE-JOHNSON - 141,231
(iv)   KENNETH MACPHERSON - 105,484
(v)    ERIC PEARSON - 117,412
(vi)   JAN SMITS - 136,051
(vii) GEORGE TURNER  - 99,615

(i)        SALE
(ii)       SALE
(iii)     TRANSFER FROM PAUL EDGECLIFFE-JOHNSON TO ESTHER MAI EDGECLIFFE-JOHNSON
(iv)      SALE
(v)       TRANSFER FROM ERIC PEARSON TO ERIC PEARSON AND KELLY PEARSON
(vi)      SALE
(vii)    TRANSFER FROM GEORGE TURNER TO DARIA TURNER

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	(i) KEITH BARR- 13,359 (ii) ANGELA BRAV- 12,398 (iii) PAUL EDGECLIFFE-JOHNSON - 9,227 (iv) KENNETH MACPHERSON - 5,990 (v) ERIC PEARSON - 13,216 (vi) JAN SMITS - 25,977 (vii) GEORGE TURNER - 11,888		(i) NEGLIGIBLE (ii) NEGLIGIBLE (iii) NEGLIGIBLE (iv) NEGLIGIBLE (v) NEGLIGIBLE (vi) NEGLIGIBLE (vii) NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	(i) 26.9135 GBP (ii) 26.9135 GBP (iii) NIL CONSIDERATION (iv) 26.9135 GBP (v) NIL CONSIDERATION (vi) 26.9135 GBP (vii) NIL CONSIDERATION		(i) 2 MARCH 2016 (ii) 2 MARCH 2016 (iii) 2 MARCH 2016 (iv) 2 MARCH 2016 (v) 2 MARCH 2016 (vi) 2 MARCH 2016 (vii) 2 MARCH 2016
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction

(i)    KEITH BARR - 118,309 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE         HOLDING IS NEGLIGIBLE

(ii)   ANGELA BRAV - 117,032 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE         HOLDING IS NEGLIGIBLE

(iii)  PAUL EDGECLIFFE-JOHNSON, 141,231 INCLUDING ALL NOTIFIABLE INTERESTS;         PERCENTAGE HOLDING IS NEGLIGIBLE

(iv)   KENNETH MACPHERSON - 99,494 INCLUDING ALL NOTIFIABLE INTERESTS;         PERCENTAGE HOLDING IS NEGLIGIBLE

(v)    ERIC PEARSON - 117,412, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE         HOLDING IS NEGLIGIBLE

(vi)   JAN SMITS - 110,074, INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE         HOLDING IS NEGLIGIBLE

(vii)  GEORGE TURNER - 99,615 INCLUDING ALL NOTIFIABLE INTERESTS; PERCENTAGE          HOLDING IS NEGLIGIBLE
			(i) 3 MARCH 2016 (ii) 3 MARCH 2016 (iii) 3 MARCH 2016 (iv) 3 MARCH 2016 (v) 3 MARCH 2016 (vi) 3 MARCH 2016 (vii) 3 MARCH 2016

Name of contact and telephone number for queries:

NICOLETTE HENFREY                                      01895 512 000

Name of authorised official of issuer responsible for making notification NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL Date of notification 3 MARCH 2016

99.6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC

2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:	10 March 2016
6. Date on which issuer notified:	11 March 2016
7. Threshold(s) that is/are crossed or reached:	Voting rights attached to shares holding for BlackRock, Inc has gone below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB00BN33FD40	12,000,884	12,000,884	N/A	N/A	11,682,093	N/A	4.92%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Securities Lending			765,197	0.32%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
CFD				11,026	Nominal	Delta
					0.00%	0.00%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
12,458,316	5.25%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Annex

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC
15. Contact telephone number:	01895 512 000

Annex

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Cayco Limited
BlackRock Trident Holding Company Limited
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Group Limited
BlackRock International Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock Asia-Pac Holdco, LLC
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

 99.7

16 March 2016

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In relation to the announcement on 1 April 2015 regarding an award on 31 March 2015 to Kenneth Macpherson, a Person Discharging Managerial Responsibilities, of conditional rights over 18,726 ordinary shares in the Company, to be released in two tranches, the Company announces that, on 15 March 2016, it received notification that 5,141 ordinary shares of 15 265/329 pence (net of income tax and social security liabilities) were released for no consideration to Kenneth Macpherson on 15 March 2016 and that these shares were sold on the same day at a price of £27.89 each.

Kenneth Macpherson's total holding in the Company is therefore 88,775 ordinary shares.

---------------Ends--------------

For further information, please contact:
Corporate Legal and Secretarial (Nicolette Henfrey): +44(0) 1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 March 2016